EXHIBIT B
FINANCIAL STATEMENTS
JULY 31, 2022
(EXHIBIT B TO FORM C-AR)
March 13, 2023
Reliant Service, Inc.

RELIANT SERVICE INC
BALANCE SHEETS

ASSETS	July 31, 2022	July 31, 2021
Cash	-	-
Total assets	-	-
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable and accrued expenses	10,096	8,612
Due to related parties	9,912	5,125
Notes payable	9,842	9,842
Total current liabilities	29,850	23,579
Total liabilities	29,850	23,579
Commitments and Contingencies		
Common Shares 75,000,000 authorized shares, par value $0.001 55,015,000 shares issued and outstanding as of July 31, 2022 and 2021 respectively	55,015	55,015
Additional paid-in capital	41,285	41,285
Accumulated deficit	(126,150)	(119,879)
Total stockholders' deficit	(29,850)	(23,579)
Total liabilities and stockholders' deficit	-	-

The accompanying notes are an integral part of these condensed financial statements.
No assurance provided

RELIANT SERVICE INC
STATEMENTS OF OPERATIONS

	For the years ended July	
	2022	2021
Sales	$ -	$ -
Operating expenses		
General and administrative	2,325	4,675
Professional fees	2,962	15,292
Total operating expenses	5,287	19,967
Loss from operations	(5,287)	(19,967)
Other expense		
Interest expense	(984)	(88)
Loss of settlement of debt	-	(45,000)
Total other expenses	(984)	(45,088)
Net loss before tax provision	(6,271)	(65,055)
Tax provision	-	-
Net loss	$ (6,271)	$ (65,055)
Net loss per common share: basic and diluted	$ (0.00)	$ (0.00)
Weighted average common shares outstanding - basic and diluted	5,015,000	5,015,000

The accompanying notes are an integral part of these condensed financial statements.
No assurance provided

RELIANT SERVICE INC
STATEMENT OF STOCKHOLDERS' DEFICIT

	Shares		$0.001 Par Value		Paid-In Capital		Accumulated Deficit		Stockholders' Deficit
Balance, July 31, 2020	5,015,000	$	5,015	$	41,285	$	(54,824)	$	(8,524)
Shares issued to settle debt	50,000,000	$	50,000	$	-	$	-	$	50,000
Net Loss	-		-		-		(65,055)		(65,055)
Balance, July 31, 2021	55,015,000		55,015		41,285		(119,879)		(23,579)
Net Loss	-		-		-		(6,271)		(6,271)
Balance, July 31, 2022	55,015,000		55,015		41,285		(126,150)		(29,850)

The accompanying notes are an integral part of these condensed financial statements.
No assurance provided

RELIANT SERVICE INC.
STATEMENTS OF CASHFLOWS

| | For the years ended | |
	July 31, 2022	July 31, 2021
Cash Flows from Operating Activities		
Net loss	$ (6,271)	$ (65,055)
Loss on conversion of debt	-	45,000
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities		
Accounts payable	1,484	88
Due to related party	4,787	10,125
Net cash from operating activities	-	(9,842)
Cash Flows from Financing Activities		
Proceeds from notes payable	-	9,842
Net cash from financing activities	-	9,842
Net decrease in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -

The accompanying notes are an integral part of these condensed financial statements.
No assurance provided

RELIANT SERVICE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2022 and 2021

NOTE 1 – NATURE OF BUSINESS AND OPERATIONS

Organization

Reliant Service Inc. (the "Company") was incorporated in the state of Nevada on March 20, 2015. The company dev elops marketing channels to distribute officeequipment to the wholesale market in the United States. Our functional currency is the US Dollar and all the references to currency in the financial statements are in US Dollars

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States ("GAAP") on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the year ended July 31, 2022, the Company incurred net losses of $6,271 and accumulated deficits of $126,150. During the year ended July 31, 2021, the Company incurred net losses of $65,055 and accumulated deficits of $119,879. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

We are entirely dependent on our ability to attract and receive funding from either the sale of securities or outside sources such as private investment or a strategic partner. We currently have no firm agreements or arrangements with respect to any such financing and there can be no assurance that any needed funds will be available to us on acceptable terms or at all. The inability to obtain sufficient funding of our operations in the future will restrict our ability to grow and reduce our ability to continue to conduct business operations. Our failure to raise additional funds will adversely affect our business, and may require us to suspend our operations, which in turn may result in a loss to the purchasers of our common stock. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans. Any additional equity financing may involve substantial dilution to our then existing stockholders.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Stock-based compensation

The Company records stock based compensation in accordance with the guidance in ASC Topic 505 and 718 which requires the Company to recognize expenses related to the fair value of its employee stock option awards. This eliminates accounting for share-based compensation transactions using intrinsic value and requires instead that such transactions be accounted for using a fair-value-based method. The Company recognizes the cost of all share-based awards on a graded vesting basis over the vesting period of the award.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with ASC 718-10 and the conclusions reached by the ASC 505-50. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by ASC 505-50

Concentration of Credit Risk

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains all of its cash balances with two financial institutions in the form of demand deposits.

Loss per Share

The Company follows ASC Topic 260 to account for the earnings per share. Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

Revenue Recognition

The Company recognizes revenue from its contracts with customers in accordance with *ASC 606 – Revenue from Contracts with Customers*. The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Revenue related to contracts with customers is evaluated utilizing the following steps: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair Value of Financial Instruments

The Company measures fair value in accordance with ASC 820 - Fair Value Measurements. ASC 820 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurements. ASC 820 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 - Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability ("an exit price") in an orderly transaction between market participants at the measurement date

The reported fair values for financial instruments that use Level 2 and Level 3 inputs to determine fair value are based on a variety of factors and assumptions. Accordingly, certain fair values may not represent actual values of the Company's financial instruments that could have been realized as of July 31, 2022 and 2021 or that will be recognized in the future, and do not include expenses that could be incurred in an actual settlement. The carrying amounts of the Company's financial assets and liabilities, such as cash, accounts receivable, receivables from related parties, prepaid expenses and other, accounts payable, accrued liabilities, and related party and third party notes payables approximate fair value due to their relatively short maturities. The Company's notes payable approximates the fair value of such instrument based upon management's best estimate of terms that would be available to the Company for similar financial arrangements at July 31, 2022 and 2021.

Financial assets and liabilities measured at fair value on a recurring basis are summarized below as of July 31, 2022:

	Level 1	Level 2	Level 3	Total
Liabilities				
	$ -	$ -	$ -	$ -

Financial assets and liabilities measured at fair value on a recurring basis are summarized below as of July 31, 2021:

	Level 1	Level 2	Level 3	Total
Liabilities				
	$ -	$ -	$ -	$ -

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 "Debt—Debt with "Conversion and Other Options" and ASC subtopic 815-40 "Hedging—Contracts in Entity's Own Equity". The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting; and, (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. We will do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements in Topic 820, Fair Value Measurement, by removing certain disclosure requirements related to the fair value hierarchy, modifying existing disclosure requirements related to measurement uncertainty and adding new disclosure requirements, such as disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and disclosing the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This ASU is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2019. The Company is currently evaluating the effect, if any, that the ASU will have on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-based Payments ("ASU 2018-07"). This ASU expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The effective date for the standard is for interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted, but no earlier than the Company's adoption date of Topic 606. Under the new guidance, the measurement of nonemployee equity awards is fixed on the grant date. The new guidance is required to be applied retrospectively with the cumulative effect recognized at the date of initial application. The Company is currently evaluating the effect ASU 2018-07 will have on the consolidated financial statements.

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 4 –PROMISSORY NOTES

Promissory notes payable as of July 31, 2022 and 2021 consists of the following:

	July 31, 2022		July 31, 2021	
Dated June 14, 2021	$	6,000	$	6,000
Dated July 20, 2021		3,842		3,842
Total notes payable	$	9,842	$	9,842

On June 14, 2021, the Company issued a promissory note for proceeds of $6,000. The note is due on demand and accrues interest at 10% per annum.

On July 20, 2021, the Company issued a promissory note for proceeds of $3,842. The note is due on demand and accrues interest at 10% per annum.

During the years ended July 31, 2022 and 2021, the Company recorded interest expense of $984 and $88, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended July 31, 2022 and 2021,the Company was advanced $4,787 and 10,125 from a related party for payment of operational expenses. The amounts due bears no interest and are due on demand. As of July 31, 2022 and 2021, the amount due to related parties was $9,912 and $5,125, respectively.

NOTE 6 – INCOME TAXES

The Company provides for income taxes under ASC 740, *"Income Taxes."* Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

The components of the Company's deferred tax asset and reconciliation of income taxes computed at the statutory rate to the income tax amount recorded as of July 31, 2022 and 2021, are as follows:

	July 31, 2022	July 31, 2021
Net operating loss carryforward	$ (126,150)	$ (119,879)
Statutory tax rate	21%	21%
Deferred tax asset	(26,492)	(25,175)
Less: Valuation allowance	26,492	25,175
Net deferred asset	$ -	$ -

As of July 31, 2022 and 2011, the Company had approximately $126,000 and $120,000 in net operating losses ("NOLs"), respectively that may be available to offset future taxable income. NOLs generated in tax years prior to July 31, 2019 can be carryforward for twenty years, whereas NOLs generated after July 31, 2019 can be carryforward indefinitely. In accordance with Section 382 of the U.S. Internal Revenue Code, the usage of the Company's net operating loss carry forwards is subject to annual limitations following greater than 50% ownership changes.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company's authorized common stock consists of 75,000,000 shares with par value of $0.001. As of July 31, 2022 and 2021, the Company had 55,015,000 and 55,015,000 shares of common stock issued and outstanding.

NOTE 8 – SUBSEQUENT EVENTS

On February 8, 2023, Ms. Sandra (Demeria) Brossart ("Brossart") resigned as the sole-officer and director of the Company, and Mr. Naveen Krishna Rao Kulkarni ("Kulkarni") was appointed as sole-officer and director in her place. Thereafter, on February 21, 2023, the Company entered into that certain Asset Purchase Agreement ("Purchase Agreement"), between the Company and Quantumzyme Inc., a Delaware corporation, ("Quantumzyme") and Kulkarni, the sole-officer, director, and shareholder of Quantumzyme (collectively, Quantumzyme and Mr. Kulkarni are hereinafter referred to as the "Seller") pursuant to which the Company acquired various assets from the Seller, such assets are applied to and used in the "Enzyme Catalyst" biotransformation sector. Due to the Purchase Agreement, and as of February 21, 2023, the Company ceased being a "shell company" as that term is defined in Item 1101(b) of Regulation AB (§229.1101(b) of this chapter).